Exhibit 99.2

KB Financial Group Inc.

Interim Separate Financial Statements

June 30, 2013 and 2012

KB Financial Group Inc.

Index

June 30, 2013 and 2012

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of separate statement of financial position of the Company as of June 30, 2013, and the related separate statements of comprehensive income for the three-month and six-month periods ended June 30, 2013 and 2012, and the statements of changes in equity and cash flows for the six-month periods ended June 30, 2013 and 2012, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2013. These financial statements are not included in this review report. As discussed in Note 2 to the financial statements, the accompanying separate statement of financial position of the Company as of December 31, 2012, presented herein for comparative purposes, was restated by applying the amendment of Korean IFRS 1019, Employee Benefits.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

August 13, 2013

This report is effective as of August 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Interim Separate Statements of Financial Position

June 30, 2013 and December 31, 2012

(In millions of Korean won)	Notes	June 30, 2013		December 31, 2012

Assets
Cash and due from financial institutions	4,5,6,25	￦	53,340	￦	96,234
Loans	4,5,7		10,000		25,000
Investments in subsidiaries	8		18,111,676		17,944,848
Property and equipment	9		622		351
Intangible assets	10		9,023		9,122
Deferred income tax assets	11,23		4,153		3,800
Other assets	4,5,12		245,721		310,673

Total assets		￦	18,434,535	￦	18,390,028

Liabilities
Debts	4,5,13	￦	85,000	￦	—
Net defined benefit liabilities	14		2,263		1,384
Current income tax liabilities			189,423		257,535
Other liabilities	4,5,15		44,637		46,767

Total liabilities			321,323		305,686

Equity
Share capital	16		1,931,758		1,931,758
Capital surplus	16		13,513,809		13,513,809
Accumulated other comprehensive loss	16		(2,770)		(2,780)
Retained earnings	16		2,670,415		2,641,555

Total equity			18,113,212		18,084,342

Total liabilities and equity		￦	18,434,535	￦	18,390,028

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2013 and 2012

(In millions of Korean won, except per share amounts)	Notes	2013				2012
		Three months		Six months		Three months		Six months

Interest income		￦	1,260	￦	2,327	￦	1,868	￦	3,045
Interest expense			(82)		(82)		(28)		(3,025)

Net interest income	18		1,178		2,245		1,840		20

Fee and commission income			—		—		—		—
Fee and commission expense			(2,612)		(3,594)		(1,376)		(1,560)

Net fee and commission expense	19		(2,612)		(3,594)		(1,376)		(1,560)

Net other operating income	20		—		282,039		—		687,925

General and administrative expenses	21		(10,404)		(19,797)		(9,300)		(19,123)

Operating profit before provision for credit losses			(11,838)		260,893		(8,836)		667,262

Provision for credit losses			—		—		—		—

Operating profit(loss)			(11,838)		260,893		(8,836)		667,262

Net non-operating expense	22		(574)		(578)		(86)		(178)

Profit(loss) before tax			(12,412)		260,315		(8,922)		667,084
Income tax benefit	23		778		356		58		189

Profit(loss) for the period			(11,634)		260,671		(8,864)		667,273

Actuarial gains(losses) on post defined benefit pension plans			6		10		(7)		(12)

Items that will not be reclassified to profit or loss			6		10		(7)		(12)

Other comprehensive income(loss) for the period, net of tax			6		10		(7)		(12)

Total comprehensive income(loss) for the period		￦	(11,628)	￦	260,681	￦	(8,871)	￦	667,261

Earnings(losses) per share
Basic earnings(losses) per share	24	￦	(30)	￦	675	￦	(23)	￦	1,727
Diluted earnings(losses) per share	24		(30)		672		(23)		1,723

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Changes in Equity

Six-Month Periods Ended June 30, 2013 and 2012

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Loss		Retained Earnings		Total Equity

Balance at January 1, 2012	￦	1,931,758	￦	13,513,809	￦	—	￦	2,270,713	￦	17,716,280
Changes in accounting policy		—		—		(1,918)		1,918		—

Restated balance		1,931,758		13,513,809		(1,918)		2,272,631		17,716,280

Comprehensive income
Profit for the period		—		—		—		667,273		667,273
Actuarial losses on post defined benefit pension plans		—		—		(12)		—		(12)

Total comprehensive income		—		—		(12)		667,273		667,261

Transactions with shareholders
Dividends		—		—		—		(278,173)		(278,173)

Total transactions with shareholders		—		—		—		(278,173)		(278,173)

Balance at June 30, 2012	￦	1,931,758	￦	13,513,809	￦	(1,930)	￦	2,661,731	￦	18,105,368

Balance at January 1, 2013	￦	1,931,758	￦	13,513,809	￦	(2,780)	￦	2,641,555	￦	18,084,342

Comprehensive income
Profit for the period		—		—		—		260,671		260,671
Actuarial gains on post defined benefit pension plans		—		—		10		—		10

Total comprehensive income		—		—		10		260,671		260,681

Transactions with shareholders
Dividends		—		—		—		(231,811)		(231,811)

Total transactions with shareholders		—		—		—		(231,811)		(231,811)

Balance at June 30, 2013	￦	1,931,758	￦	13,513,809	￦	(2,770)	￦	2,670,415	￦	18,113,212

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Six-Month Periods Ended June 30, 2013 and 2012

		Six-Month Period Ended June 30
(In millions of Korean won)	Note	2013		2012

Cash flows from operating activities
Profit for the period		￦	260,671	￦	667,273

Adjustment for non-cash items
Depreciation and amortization			341		693
Share-based payments			702		1,513
Net interest income			(336)		(395)
Net other expense			1,220		1,166

			1,927		2,977

Changes in operating assets and Liabilities
Due from financial institutions			—		12,000
Deferred income tax assets			(353)		(193)
Other assets			(986)		498
Other liabilities			(584)		(2,880)

			(1,923)		9,425

Net cash generated from operating activities			260,675		679,675

Cash flows from investing activities
Acquisition of investments in subsidiaries			(166,828)		(171,526)
Collection of loans			15,000		—
Acquisition of property and equipment			(396)		(68)
Acquisition of intangible assets			(117)		(8)
Net decrease(increase) in guarantee deposits paid			(172)		8,576
Others			(4,245)		(9)

Net cash used in investing activities			(156,758)		(163,035)

Cash flows from financing activities
Increase in debts			85,000		170,000
Decrease in debts			—		(300,000)
Decrease in debentures			—		(50,000)
Distribution of dividends			(231,811)		(278,173)

Net cash used in financing activities			(146,811)		(458,173)

Net increase(decrease) in cash and cash equivalents			(42,894)		58,467
Cash and cash equivalents at the beginning of the period	25		96,231		20,028

Cash and cash equivalents at the end of the period	25	￦	53,337	￦	78,495

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s paid in capital as of June 30, 2013, is ￦1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012.

The Company is authorized to issue up to 1 billion shares. The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

Korean-IFRS (“K-IFRS”) are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with K-IFRS 1027, Separate Financial Statements.

The Company’s interim separate financial statements as of and for the six-month period ended June 30, 2013, have been prepared in accordance with K-IFRS 1034, Interim Financial Reporting, which is effective as of June 30, 2013.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2013, and not early adopted by the Company are as follows:

Amendments to K-IFRS 1032, Financial Instruments: Presentation

According to the amendment of K-IFRS 1032, Financial Instruments: Presentation, it is clarified that a right to offset must be legally enforceable in all of the circumstances not being contingent on a future event, and if an entity can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for the Company as of January 1, 2014. The Company is assessing the impact of application of the amended K-IFRS 1032 on its separate financial statements.

New standards, amendments and interpretations adopted by the Company for the financial year beginning January 1, 2013, are as follows:

K-IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Company applies the presentation of items of other comprehensive income in accordance with the enactment retrospectively, and restated the separate statements of comprehensive income for the three-month and six-month periods ended June 30, 2012. There is no effect on the Company’s total comprehensive income from the retrospective application of change in accounting policy.

K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and interest costs and expected returns on plan assets that used to be separately calculated are now calculated as net interest expense(income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities(assets). The Company applies the accounting policy retroactively in accordance with the amended standards and the comparative separate statement of financial position and separate statement of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The effect of these changes in accounting policy on the statements of financial position as of June 30, 2013 and December 31, 2012, and on the statements of comprehensive income for the six-month periods ended June 30, 2013 and 2012, are as follows:

Effect on Separate Statements of Financial Position

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Decrease in accumulated other comprehensive income	￦	2,770	￦	2,780
Increase in retained earnings		2,770		2,780

Effect on Separate Statements of Comprehensive Income

(In millions of Korean won)	June 30, 2013		June 30, 2012
Increase(decrease) in general and administrative expenses	￦	13	￦	(16)
Increase(decrease) in income tax		(3)		4
Increase(decrease) in other comprehensive income		10		(12)

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Company decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before twelve months after the end of the reporting period are discounted to present values. The application of this amendment does not have a material impact on its separate financial statements.

K-IFRS 1027, Separate Financial Statements

K-IFRS1027 that is amended in accordance with the enactment of K-IFRS1110 applies in accounting for investments in subsidiaries, associates and joint ventures on the separate financial statements. There is no impact of the amendment of K-IFRS1027 on the separate financial statements of the Company.

K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110 supersedes K-IFRS 1027, Consolidated and Separate Financial Statements and SIC-12, Consolidation: Special Purpose Entities.

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

As a result of reviewing the impact of the enactment of K-IFRS 1110, the Company decided to consolidate eight entities, including KB Hope Sharing BTL Private Special Asset.

According to K-IFRS 1110, the Company consolidated eight entities, including KB Hope Sharing BTL Private Special Asset, because KB Financial Group has the power, exposure to variable returns and the ability to use the power to affect its amount of variable returns.

New subsidiaries included by the adoption of K-IFRS 1110

Investor	Investee	Ownership(%)	Location	Industry
Kookmin Bank, KB Life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset	40.00	Korea	Capital investment
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1	39.74	Korea	Capital investment
Kookmin Bank	Global Logistics Infra Private Fund 1	57.14	Korea	Capital investment
Kookmin Bank	Global Logistics Infra Private Fund 2	—	Korea	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1	46.51	Korea	Capital investment
Kookmin Bank	KB Private Real Estate Securities Fund 1(NPL)	45.00	Korea	Capital investment
Kookmin Bank	K Star KTB ETF(Bond)	48.78	Korea	Capital investment
KB Private Real Estate Securities Fund 1(NPL)	Woori KA First Asset Securitization	55.00	Korea	Asset-backed securitization

Effect on the financial statements by accounting changes

Changes in subsidiaries do not have an impact on the separate financial statements of the Company.

K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture. The adoption of K-IFRS 1111 does not have an impact on the accounting requirements of the Company.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. Disclosures of interests in other entities on the separate financial statements were still prepared in accordance with K-IFRS 1027, Separate Financial Statements. In the meantime, the disclosures for an unconsolidated structured entity are required under K-IFRS 1112 if an entity has an interest in unconsolidated structured entity and prepares the separate financial statements as its only financial statements. The enactment does not have a material impact on the separate financial statements of the Company.

K-IFRS 1113, Fair Value Measurement

K-IFRS 1113, Fair Value Measurement, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for all fair value measurements under K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 has been effective prospectively for annual periods beginning on or after January 1, 2013. The enactment does not have a material impact on the separate financial statements of the Company.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s presentation currency.

2.4 Significant Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets(liabilities) and incomes(expenses). The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except impact of changes due to enactment of new standards, amendments disclosed in Note 2 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk and liquidity risk.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, and the methods used to measure the risks and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

Risk Management Department

The Risk Management Department is responsible for conducting work processes, procedures and detailed policies.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012

Due from financial institutions	￦	53,340	￦	96,234
Loans		10,000		25,000
Other financial assets		22,561		20,226

	￦	85,901	￦	141,460

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	June 30, 2013			Dec. 31, 2012
Loan before allowances	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Neither past due nor impaired	￦	10,000	100.00	￦	25,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		10,000	100.00		25,000	100.00
Allowances		—	—		—	—

Carrying amount	￦	10,000	100.00	￦	25,000	100.00

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Grade 1	￦	10,000	￦	25,000
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	￦	10,000	￦	25,000

Credit quality of loans is classified as follows, according to the probability of default:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.2.5 Credit Risk Concentration Analysis

The details of the Company’s loans by country, as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

(In millions of Korean won)	Dec. 31, 2012
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	25,000	100.00	￦	—	￦	25,000

	￦	25,000	100.00	￦	—	￦	25,000

The details of the Company’s loans by industry as June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

(In millions of Korean won)	Dec. 31, 2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	25,000	100.00	￦	—	￦	25,000

	￦	25,000	100.00	￦	—	￦	25,000

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received on assets or paid on liabilities calculated using a floating interest rate, is measured on the assumption that the current interest rate would be the same upon maturity.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)

	June 30, 2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	￦	3,368	￦	—	￦	50,222	￦	—	￦	—	￦	—	￦	53,590
Loans		—		34		68		10,305		—		—		10,407
Other financial assets		—		1,985		—		20,530		—		—		22,515

	￦	3,368	￦	2,019	￦	50,290	￦	30,835	￦	—	￦	—	￦	86,512

Financial liabilities
Debts	￦	—	￦	—	￦	85,000	￦	—	￦	—	￦	—	￦	85,000
Other financial liabilities		—		2,191		770		579		—		—		3,540

	￦	—	￦	2,191	￦	85,770	￦	579	￦	—	￦	—	￦	88,540

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)

	Dec. 31, 2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	￦	11,251	￦	85,416	￦	—	￦	—	￦	—	￦	—	￦	96,667
Loans		—		100		200		25,300		—		—		25,600
Other financial assets		—		8		—		20,358		—		—		20,366

	￦	11,251	￦	85,524	￦	200	￦	45,658	￦	—	￦	—	￦	142,633

Financial liabilities
Other financial liabilities	￦	—	￦	874	￦	—	￦	286	￦	—	￦	—	￦	1,160

	￦	—	￦	874	￦	—	￦	286	￦	—	￦	—	￦	1,160

[1]	The amounts of ￦3 million and ￦3 million which are restricted amounts due from the financial institutions as of June 30, 2013 and December 31, 2012, respectively, are excluded.

4.4 Market Risk

4.4.1 Definition of Market Risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect to the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measurement and management of interest rate VaR.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Company conducts interest rate gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guideline.

The results of the interest rate gap analysis as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	￦	53,337	￦	—	￦	—	￦	—	￦	—	￦	53,337
Loans		10,000		—		—		—		—		10,000

	￦	63,337	￦	—	￦	—	￦	—	￦	—	￦	63,337

Interest-bearing liabilities
Debts	￦	85,000	￦	—	￦	—	￦	—	￦	—	￦	85,000

	￦	85,000	￦	—	￦	—	￦	—	￦	—	￦	85,000

Gap	￦	(21,663)	￦	—	￦	—	￦	—	￦	—	￦	(21,663)

Accumulated gap	￦	(21,663)	￦	(21,663)	￦	(21,663)	￦	(21,663)	￦	(21,663)
Percentage (%)		(34.20)		(34.20)		(34.20)		(34.20)		(34.20)

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	￦	96,231	￦	—	￦	—	￦	—	￦	—	￦	96,231
Loans		25,000		—		—		—		—		25,000

	￦	121,231	￦	—	￦	—	￦	—	￦	—	￦	121,231

Interest-bearing liabilities
Debts	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—

Gap	￦	121,231	￦	—	￦	—	￦	—	￦	—	￦	121,231

Accumulated gap	￦	121,231	￦	121,231	￦	121,231	￦	121,231	￦	121,231
Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement result of risk as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Interest rate VaR	￦	111	￦	208

4.5. Capital Adequacy

The Company is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Company’s consolidated BIS ratio as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Equity Capital:	￦	27,376,325	￦	26,907,004
Tier I Capital		21,256,363		20,595,885
Tier II Capital		6,119,962		6,311,119
Risk-weighted assets:		191,858,552		193,510,143
Credit risk		186,774,402		187,465,230
Market risk		5,084,150		6,044,913
Capital adequacy ratio(%):		14.27		13.90
Tier I Capital(%)		11.08		10.64
Tier II Capital(%)		3.19		3.26

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities by category as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Carrying amount		Fair value
Financial assets
Loans and receivables
Due from financial institutions	￦	53,340	￦	53,340
Loans		10,000		10,000
Other financial assets		22,561		22,561

	￦	85,901	￦	85,901

Financial liabilities
Financial liabilities at amortized cost
Debts	￦	85,000	￦	85,000
Other financial liabilities		3,540		3,540

	￦	88,540	￦	88,540

(In millions of Korean won)	Dec. 31, 2012
	Carrying amount		Fair value
Financial assets
Loans and receivables
Due from financial institutions	￦	96,234	￦	96,234
Loans		25,000		25,000
Other financial assets		20,226		20,226

	￦	141,460	￦	141,460

Financial liabilities
Financial liabilities at amortized cost
Other financial liabilities	￦	1,160	￦	1,160

	￦	1,160	￦	1,160

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of June 30, 2013 is as follows:

(In millions of Korean won)	June 30, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Due from financial institutions[1,2]	￦	—	￦	3,340	￦	50,000	￦	53,340
Loans[3]		—		—		10,000		10,000
Other financial assets		—		—		22,561		22,561

	￦	—	￦	3,340	￦	82,561	￦	85,901

Financial liabilities
Debts[4]	￦	—	￦	—	￦	85,000	￦	85,000
Other financial liabilities		—		—		3,540		3,540

	￦	—	￦	—	￦	88,540	￦	88,540

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]

Because due from financial institutions classified as level 3 are deposits with residual maturities of less than three months as of the reporting date, we regarded the carrying amount as representative of fair value.

[3]	Because loans classified as level 3 are loans with interest rate reset period of less than three months, we regarded the carrying amount as representative of fair value.
[4]	Because debts classified as level 3 are debts with maturity less than three months, we regarded the carrying amount as representative of fair value.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

6. Due From Financial Institution

The details of due from financial institution as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (June 30, 2013)	June 30, 2013		Dec. 31, 2012
Due from financial institution in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 2.57	￦	53,340	￦	96,234

The maturities of due from financial institution, excluding restricted due from financial institution, as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	53,337	￦	—	￦	—	￦	—	￦	—	￦	53,337

(In millions of Korean won)	Dec. 31, 2012
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	96,231	￦	—	￦	—	￦	—	￦	—	￦	96,231

Restricted due from financial institution as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Financial Institution	June 30, 2013		Dec. 31, 2012		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	￦	3	￦	3	Pledged as collateral for the overdraft facility

		￦	3	￦	3

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

7. Loans

Loans as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012

Loans	￦	10,000	￦	25,000
Less: Allowances for loan losses		—		—

Carrying amount	￦	10,000	￦	25,000

8. Subsidiaries

The details of subsidiaries as June 30, 2013, are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry

Kookmin Bank	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd	92,000,000	Korea	Credit card
KB Investment & Securities Co., Ltd.	31,588,314	Korea	Financial investment
KB Life Insurance Co., Ltd.[1]	55,200,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Investment advisory and collective investment
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables and credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development and supply
KB Savings Bank Co., Ltd.	6,800,000	Korea	Savings Banking

[1]	The Company acquired the 49% of total issued shares of KB Life Insurance Co., Ltd. for ￦166,828 million in June 2013.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Investments in subsidiaries as of June 30, 2013 and December 31, 2012, are as follows:

Name of subsidiary	Ownership(%) (June 30, 2013)	June 30, 2013		Dec. 31, 2012
Kookmin Bank	100.00	￦	14,821,721	￦	14,821,721
KB Kookmin Card Co., Ltd	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd	100.00		507,212		507,212
KB Life Insurance Co., Ltd.[1]	100.00		305,312		138,484
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334
KB Savings Bank Co., Ltd.[1]	100.00		171,526		171,526

		￦	18,111,676	￦	17,944,848

[1]	The Company acquired the 49% of total issued shares of KB Life Insurance Co., Ltd. for ￦166,828 million in June 2013.

9. Property and Equipment

The details of property and equipment as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Leasehold improvements	￦	346	￦	(299)	￦	—	￦	47
Equipment and vehicles		4,506		(3,931)		—		575

	￦	4,852	￦	(4,230)	￦	—	￦	622

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Leasehold improvements	￦	346	￦	(278)	￦	—	￦	68
Equipment and vehicles		4,111		(3,828)		—		283

	￦	4,457	￦	(4,106)	￦	—	￦	351

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

10. Intangible Assets

The details of intangible assets as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	1,931	￦	(1,697)	￦	—	￦	234
Membership rights		11,714		—		(3,289)		8,425
Other intangible assets		2,536		(2,172)		—		364

	￦	16,181	￦	(3,869)	￦	(3,289)	￦	9,023

(In millions of Korean won)	Dec. 31, 2012
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	1,814	￦	(1,650)	￦	—	￦	164
Membership rights		11,714		—		(3,289)		8,425
Other intangible assets		2,536		(2,003)		—		533

	￦	16,064	￦	(3,653)	￦	(3,289)	￦	9,122

11. Deferred Income Tax Assets and Liabilities

The details of deferred income tax assets and liabilities as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Assets		Liabilities		Net amount
Share-based payments	￦	2,292	￦	—	￦	2,292
Membership rights		796		—		796
Defined benefit obligation		1,667		—		1,667
Plan assets		—		(1,270)		(1,270)
Short-term employee benefits		308		—		308
Others		360		—		360

		5,423		(1,270)		4,153
Off-setting of deferred tax assets and liabilities		(1,270)		1,270		—

	￦	4,153	￦	—	￦	4,153

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Assets		Liabilities		Net amount
Share-based payments	￦	2,320	￦	—	￦	2,320
Membership rights		796		—		796
Defined benefit obligation		1,602		—		1,602
Plan assets		—		(1,267)		(1,267)
Investments in subsidiaries		—		(493)		(493)
Short-term employee benefits		214		—		214
Others		628		—		628

		5,560		(1,760)		3,800
Off-setting of deferred tax assets and liabilities		(1,760)		1,760		—

	￦	3,800	￦	—	￦	3,800

12. Other Assets

The details of other assets as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012

Other financial assets
Other receivables	￦	1,985	￦	8
Accrued income		226		362
Guarantee deposits		20,350		19,856

		22,561		20,226

Other assets
Other receivables		217,317		289,656
Prepaid expenses		1,585		788
Advance payments		4,258		3

		223,160		290,447

	￦	245,721	￦	310,673

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

13. Debts

The details of debts as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)

	Lender	Issued date	Expiration date	Annual interest rates(%) (June 30, 2013)	June 30, 2013		Dec 31, 2012
Commercial paper	Korea Exchange Bank	2013.06.28	2013.08.01	3.43	￦	85,000	￦	—

The maturities of debts as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)

	June 30, 2013
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Commercial paper	￦	85,000	￦	—	￦	—	￦	—	￦	85,000

(In millions of Korean won)

Dec. 31, 2012
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Commercial paper	￦	—	￦	—	￦	—	￦	—	￦	—

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

14. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income(loss).

The changes in the defined benefit obligation for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	10,158	￦	(8,774)	￦	1,384
Current service cost		862		—		862
Interest cost(income)		179		(154)		25
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		(13)		(13)
Payments from plans		(546)		546		—
Payments from the Company		—		—		—
Transfer in		254		(249)		5
Transfer out		(223)		223		—

Ending	￦	10,684	￦	(8,421)	￦	2,263

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	June 30, 2012
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	7,828	￦	(6,836)	￦	992
Current service cost		735		—		735
Interest cost(income)		168		(147)		21
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		16		16
Payments from plans		(1,132)		1,132		—
Payments from the Company		(79)		—		(79)
Transfer in		658		(565)		93
Transfer out		(220)		189		(31)

Ending	￦	7,958	￦	(6,211)	￦	1,747

The details of the defined benefit obligation as of June 30, 2013 and December 31, 2012, are as follows:

	June 30, 2013		Dec. 31, 2012
Present value of defined benefit obligation	￦	10,684	￦	10,158
Fair value of plan assets		(8,421)		(8,774)

Net defined benefit liabilities	￦	2,263	￦	1,384

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Current service cost	￦	862	￦	735

Interest expenses		25		21

Post-employment benefits	￦	887	￦	756

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

15. Other Liabilities

The details of other liabilities as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012

Other financial liabilities
Other payables	￦	2,091	￦	445
Accrued expenses		1,449		715

		3,540		1,160

Other non-financial liabilities
Other payables		1,290		3,957
Accrued expenses		38,786		41,328
Withholding taxes		1,021		322

		41,097		45,607

	￦	44,637	￦	46,767

16. Equity

16.1 Share Capital

The details of share capital as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won, except per share amounts)	June 30, 2013		Dec. 31, 2012

Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital	￦	1,931,758	￦	1,931,758

The changes in shares outstanding for the six-month periods ended June 30, 2013 and 2012, are as follows:

	June 30, 2013
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

	June 30, 2012
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

16.2 Capital Surplus

The details of capital surplus as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Share premium	￦	12,226,597	￦	12,226,597
Other capital surplus		1,287,212		1,287,212

	￦	13,513,809	￦	13,513,809

16.3 Accumulated other comprehensive loss

The details of accumulated other comprehensive loss as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Actuarial loss on post defined benefit pension plans	￦	(2,770)	￦	(2,780)

	￦	(2,770)	￦	(2,780)

The details of accumulated other comprehensive loss for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Beginning		Changes		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(2,780)	￦	13	￦	(3)	￦	(2,770)

	￦	(2,780)	￦	13	￦	(3)	￦	(2,770)

(In millions of Korean won)	June 30, 2012
	Beginning		Changes		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(1,918)	￦	(16)	￦	4	￦	(1,930)

	￦	(1,918)	￦	(16)	￦	4	￦	(1,930)

16.4 Retained Earnings

The details of retained earnings as of June 30, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Legal reserves	￦	188,638	￦	124,014
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		1,575		3,306
Unappropriated retained earnings		1,498,202		1,532,235

	￦	2,670,415	￦	2,641,555

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Beginning	￦	1,575	￦	3,306
Amounts estimated to be appropriated		(406)		(1,731)

Ending	￦	1,169	￦	1,575

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won, except per share amounts)	June 30, 2013
	Three months		Six months

Provision of regulatory reserve for credit losses	￦	(735)	￦	(406)
Adjusted profit(loss) after provision of regulatory reserve for credit losses[1]		(10,899)		261,077
Adjusted basic earnings(losses) per share after provision of regulatory reserve for credit losses[1]		(28)		676
Adjusted diluted earnings(losses) per share after provision of regulatory reserve for credit losses[1]	￦	(28)	￦	673

(In millions of Korean won, except per share amounts)	June 30, 2012
	Three months		Six months

Provision of regulatory reserve for credit losses	￦	(2,685)	￦	(1,681)
Adjusted profit(loss) after provision of regulatory reserve for credit losses[1]		(6,179)		668,954
Adjusted basic earnings(losses) per share after provision of regulatory reserve for credit losses[1]		(16)		1,731
Adjusted diluted earnings(losses) per share after provision of regulatory reserve for credit losses[1]	￦	(16)	￦	1,727

[1]

Adjusted profit(loss) after provision of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit(loss) for the period.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

17. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2012, were ￦600 per share, amounting to total dividends of ￦231,811 million, and were paid in April 2013. The dividends paid to the shareholders of the Company in 2012 were ￦278,173 million (￦720 per share).

18. Net Interest Income

Interest income and interest expense for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	￦	985	￦	1,598	￦	796	￦	895
Loans		104		391		867		1,735
Other		171		338		205		415

		1,260		2,327		1,868		3,045

Interest expense
Debts		82		82		28		2,447
Debentures		—		—		—		578

		82		82		28		3,025

Net interest income	￦	1,178	￦	2,245	￦	1,840	￦	20

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

19. Net Fee and Commission Income

Fee and commission income and fee and commission expense for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months
Fee and commission income

Fees in Korean won	￦	—	￦	—	￦	—	￦	—

Fee and commission expense

Fees paid in Korean won		2,612		3,548		1,338		1,479
Fees paid in foreign currency		—		46		38		81

		2,612		3,594		1,376		1,560

Net fee and commission expense	￦	(2,612)	￦	(3,594)	￦	(1,376)	￦	(1,560)

20. Net Other Operating Income and Expense

Other operating income and other operating expense for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months
Other operating income

Dividend income in subsidiaries	￦	—	￦	282,039	￦	—	￦	687,925

		—		282,039		—		687,925
Other operating expense		—		—		—		—

Net other operating income	￦	—	￦	282,039	￦	—	￦	687,925

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

21. General and Administrative Expenses

The details of general and administrative expenses for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012[1]
	Three months	Six months	Three months	Six months
Employee Benefits
Salaries and other short-term employee benefits - Salaries	￦5,802	￦10,557	￦4,974	￦9,512
Salaries and other short-term employee benefits - Others	655	1,298	762	1,331
Post employment benefits - defined benefit plans	444	887	378	756
Share-based payments	292	702	216	1,513

	7,193	13,444	6,330	13,112

Depreciation and amortization	155	341	349	693

Other general and administrative expenses
Travel	76	112	135	163
Communications	111	183	87	179
Tax and dues	64	222	57	202
Publication	76	120	77	112
Rental expense	488	942	515	1,002
Vehicle	50	78	47	79
Service fees	664	1,127	482	845
Advertising	35	383	44	407
Training	41	123	102	219
Others	1,451	2,722	1,075	2,110

	3,056	6,012	2,621	5,318

	￦10,404	￦19,797	￦9,300	￦19,123

[1]	Other general and administrative expenses for the six-month period ended June 30, 2012, reclassified as employee benefits, amounted to ￦1,331 million.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of June 30, 2013, is as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 2	2009.03.27	3,090	Service fulfillment [2]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,9]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,9]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,9]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,9]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance[3,9]
Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance[3,9]

		377,573

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,9]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance, 6,9
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of market and non-market performance, 7,9
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 38	2012.01.01	171,100	Services fulfillment, Non-market performance [8,9]
Series 39	2012.01.08	18,250	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 40	2012.08.01	9,864	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Series 41	2012.08.02	36,938	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 45	2013.01.01	77,584	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 46	2013.01.01	120,680	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Deferred grant in 2010	—	4,865	Satisfied
Deferred grant in 2011	—	17,670	Satisfied
Deferred grant in 2012	—	47,892	Satisfied

		737,528

(Other subsidiaries)
Year 2010		15,654	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]
Year 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]
Year 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]
Year 2013		73,477	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]

		192,038

		1,307,139

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

[3]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPI, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.

[4]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.

[5]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[6]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS and qualitative indicators, respectively.

[7]	The number of granted shares to be compensated is not linked to performance, but fixed.
[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of the Kookmin Bank and the targeted relative TSR, respectively. However, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

[9]	Certain portion of the granted shares is compensated over a maximum period of three years.
[10]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the key performance results, targeted results with the Company and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on targeted results with the Company and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of share grants linked to short-term performance as of June 30, 2013, are as follows:

		Grant date	Number of vested shares[1]	Vesting conditions
KB Financial Group Inc.	Share granted in 2010	2010.01.01	3,082	Satisfied
	Share granted in 2011	2011.01.01	12,856	Satisfied
	Share granted in 2012	2012.01.01	22,349	Satisfied
	Share granted in 2013	2013.01.01	12,128	Proportion to service period
Kookmin Bank	Share granted in 2010	2010.01.01	30,865	Satisfied
	Share granted in 2011	2011.01.01	94,822	Satisfied
	Share granted in 2012	2012.01.01	134,873	Satisfied
	Share granted in 2013	2013.01.01	45,047	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years.

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed by the subsidiaries. The accrued expenses representing share-based payments as of June 30, 2013 and December 31, 2012, are ￦36,179 million and ￦37,846 million, respectively, and the receivables to be reimbursed by the subsidiaries for the compensation costs are ￦26,707 million and ￦28,260 million, respectively. The compensation costs amounting to ￦702 million and ￦1,513 million were recognized as an expense for the six-month periods ended June 30, 2013 and 2012, respectively.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

22. Non-Operating Income and Expenses

The details of non-operating income and expenses for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months

Non-operating income
Others	￦	1	￦	22	￦	222	￦	225

		1		22		222		225

Non-operating expenses
Donation		575		600		308		375
Others		—		—		—		28

		575		600		308		403

Net non-operating expense	￦	(574)	￦	(578)	￦	(86)	￦	(178)

23. Income tax

The details of income tax benefit for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012

Tax payable
Current tax expense	￦	—	￦	—

Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		353		193
Income tax recognized directly in equity
Actuarial gains(losses) on defined benefit liabilities		3		(4)

Tax benefit	￦	356	￦	189

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

24. Earnings (losses) per Share

Calculations of basic earnings (losses) per share on the profit(loss) attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

	June 30, 2013
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding (B = A / 91)			386,351,693

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433

Weighted average number of ordinary shares outstanding (B = A / 181)			386,351,693

	June 30, 2012
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding (B = A / 91)			386,351,693

Six-month period
Beginning (A)	386,351,693	182	70,316,008,126

Weighted average number of ordinary shares outstanding (B = A / 182)			386,351,693

Basic earnings (losses) per share

(in Korean won and in number of shares)	June 30, 2013
	Three months		Six months
Profit(loss) attributable to ordinary shares[1] (C)	￦	(11,634,091,435)	￦	260,670,541,473
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings(losses) per share (E = C / D)	￦	(30)	￦	675

(in Korean won and in number of shares)	June 30, 2012
	Three months		Six months
Profit(loss) attributable to ordinary shares[1] (C)	￦	(8,864,652,849)	￦	667,272,559,264
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings(losses) per share (E = C / D)	￦	(23)	￦	1,727

[1]	Profit(loss) attributable to ordinary shares is the same as profit(loss) in statements of comprehensive income.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Diluted earnings (losses) per share

Diluted earnings(losses) per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit(loss) for diluted earnings(losses) per share:

(in Korean won)	June 30, 2013
	Three months		Six months
Profit(loss) attributable to ordinary shares	￦	(11,634,091,435)	￦	260,670,541,473
Adjustment		—		—
Adjusted profit(loss) for diluted earnings(losses) per share	￦	(11,634,091,435)	￦	260,670,541,473

(in Korean won)	June 30, 2012
	Three months		Six months
Profit(loss) attributable to ordinary shares	￦	(8,864,652,849)	￦	667,272,559,264
Adjustment		—		—
Adjusted profit(loss) for diluted earnings(losses) per share	￦	(8,864,652,849)	￦	667,272,559,264

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings(losses) per share:

(in number of shares)	June 30, 2013
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,235,924	1,292,055

Adjusted weighted average number of ordinary shares outstanding for diluted earnings(losses) per share	387,587,617	387,643,748

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(in number of shares)	June 30, 2012
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	889,246	906,509

Adjusted weighted average number of ordinary shares outstanding for diluted earnings(losses) per share	387,240,939	387,258,202

Diluted earnings(losses) per share:

(In Korean won)	June 30, 2013
	Three months		Six months
Adjusted profit(loss) for diluted earnings(losses) per share	￦	(11,634,091,435)	￦	260,670,541,473
Adjusted weighted average number of ordinary shares outstanding for diluted earnings(losses) per share		387,587,617		387,643,748
Diluted earnings(losses) per share		(30)		672

(In Korean won)	June 30, 2012
	Three months		Six months
Adjusted profit(loss) for diluted earnings(losses) per share	￦	(8,864,652,849)	￦	667,272,559,264
Adjusted weighted average number of ordinary shares outstanding for diluted earnings(losses) per share		387,240,939		387,258,202
Diluted earnings(losses) per share		(23)		1,723

25. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Due from financial institutions	￦	53,340	￦	96,234
Restricted due from financial institutions		(3)		(3)

	￦	53,337	￦	96,231

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Significant non-cash transactions for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Changes in receivables and payables from consolidated tax	￦	(70,786)	￦	(339,309)
Changes in other receivables and other payables		(1,553)		639

Cash inflow and outflow due to interest and dividends for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Activity	June 30, 2013		June 30, 2012
Interest received	Operating	￦	2,126	￦	2,155
Interest paid	Operating		329		3,121
Dividends received	Operating		282,039		687,925
Dividends paid	Financing		231,811		278,173

26. Commitments

The commitments made with financial institutions as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		June 30, 2013				Dec. 31, 2012
		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	￦	50,000	￦	—	￦	50,000	￦	—
	Woori Bank		130,000		—		130,000		—
Discounting of bills	Korea Exchange Bank		100,000		85,000		100,000		—

		￦	280,000	￦	85,000	￦	280,000	￦	—

On June 19, 2013, the Company signed a stock purchase agreement with Korea Deposit Insurance Corporation to acquire Yehansoul Savings Bank for ￦37,760 million.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

27. Related Party Transactions

Significant related party transactions for the six-month periods ended June 30, 2013 and 2012, are as follows:

		June 30, 2013
(In millions of Korean won)		Dividend income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	￦	283,968	￦	—	￦	1,370
	KB Kookmin Card Co., Ltd.		1		—		—
	KB Investment & Securities Co., Ltd.		—		—		300
	KB Asset Management Co., Ltd.		—		—		—
	KB Real Estate Trust Co., Ltd.		182		—		—
	KB Investment Co., Ltd.		209		—		—
	KB Data Systems Co., Ltd.		—		—		366
Key management			—		—		—

		￦	284,360	￦	—	￦	2,036

		June 30, 2012
(In millions of Korean won)		Dividend income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	￦	659,224	￦	—	￦	1,275
	KB Kookmin Card Co., Ltd.		—		—		—
	KB Investment & Securities Co., Ltd.		—		—		—
	KB Asset Management Co., Ltd.		30,000		—		—
	KB Real Estate Trust Co., Ltd.		1,448		—		—
	KB Investment Co., Ltd.		287		—		—
	KB Data Systems Co., Ltd.		—		—		313
Key management			—		—		—

		￦	690,959	￦	—	￦	1,588

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of June 30, 2013 and December 31, 2012, are as follows:

		June 30, 2013
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	￦	212,796	￦	—	￦	564
	KB Kookmin Card Co., Ltd		70,017		—		243
	KB Investment & Securities Co., Ltd.		1,242		—		1,380
	KB Life Insurance Co., Ltd.		484		—		—
	KB Asset Management Co., Ltd.		7,341		—		—
	KB Real Estate Trust Co., Ltd.		300		—		—
	KB Investment Co., Ltd.		10,458		—		—
	KB Credit Information Co., Ltd.		170		—		21
	KB Data Systems Co., Ltd.		148		—		94
	KB Savings Bank Co., Ltd		16		—		48
Key management			—		—		—

		￦	302,972	￦	—	￦	2,350

		Dec. 31, 2012
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	￦	335,710	￦	—	￦	—
	KB Kookmin Card Co., Ltd		55,435		—		251
	KB Investment & Securities Co., Ltd.		1,141		—		3,301
	KB Life Insurance Co., Ltd.		363		—		167
	KB Asset Management Co., Ltd.		8,130		—		—
	KB Real Estate Trust Co., Ltd.		19,882		—		—
	KB Investment Co., Ltd.		10,284		—		—
	KB Credit Information Co., Ltd.		216		—		155
	KB Data Systems Co., Ltd.		196		—		63
	KB Savings Bank Co., Ltd		—				406
Key management			—		—		—

		￦	431,357	￦	—	￦	4,343

According to K-IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 8 for details on subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and their close family members have the power to influence the decision-making process.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Compensation to key management for the six-month periods ended June 30, 2013 and 2012, consists of:

	June 30, 2013
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination Benefits		Share- based payments		Total
Registered directors (executive)	￦	852	￦	35	￦	—	￦	357	￦	1,244
Registered directors (non-executive)		476		—		—		(12)		464
Non-registered directors		1,419		66		—		357		1,842

	￦	2,747	￦	101	￦	—	￦	702	￦	3,550

	June 30, 2012
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination Benefits		Share- based payments		Total
Registered directors (executive)	￦	834	￦	40	￦	—	￦	760	￦	1,634
Registered directors (non-executive)		394		—		—		11		405
Non-registered directors		1,505		54		—		742		2,301

	￦	2,733	￦	94	￦	—	￦	1,513	￦	4,340

28. Event after the Reporting Period

On July 30, 2013, the Company paid in ￦180,000 million to acquire the additional 36 million new common shares by participating in the capital increase of KB Life Insurance Co., Ltd., a subsidiary.